Troutman Pepper Locke LLP 111 South Wacker Drive, Suite 4100 Chicago, IL 60606 troutman.com

Tom Bohac

tom.bohac@troutman.com

February 11, 2026

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pekin Hardy Strauss, Inc. (the “Applicant”), File No. 812-15716

Ladies and Gentlemen:

We are writing on behalf of the Applicant to respectfully request the withdrawal of the Applicant’s application, originally filed with the Securities and Exchange Commission on March 7, 2025 and as amended May 30, 2025 for an order pursuant to Section 2(A)(9) of the Investment Company Act of 1940, as amended (the “Act”), declaring the presumption created by the section to be rebutted by evidence (the “Application”).

The Applicant respectfully requests that the Application be withdrawn, as the Applicant is no longer an adviser to a registered fund, and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please contact me at (312) 443-0337 or Michael Renetzky at (312) 443-1823.

Sincerely,

/s/ Thomas V. Bohac, Jr.